

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DEC 2 0 2006

December 5, 2006

Howard Malovany
Vice President, Secretary, and General Counsel
Wm. Wrigley Jr. Company
Wrigley Building
410 N. Michigan Avenue
Chicago, IL 60611

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/05/2006

Re: Wm. Wrigley Jr. Company
Incoming letter dated November 16, 2006

Dear Mr. Malovany:

This is in response to your letter dated November 16, 2006 concerning the shareholder proposal submitted to Wm. Wrigley by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.





Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

No Act
P.E. 11-16-06

108601

Wm. WRIGLEY Jr. Company
WRIGLEY BUILDING • 410 N. MICHIGAN AVENUE
CHICAGO, ILLINOIS 60611

Telephone: 644-2121
Area Code 312

Direct Dial: 312/645-4223
Howard.Malovany@Wrigley.com

November 16, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Wm. Wrigley Jr. Company Omission of Stockholder Proposal

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby enclose six copies of the following:

1. A letter dated October 29, 2006 from Robert D. Morse (the "Proponent"), the beneficial owner of at least $2,000 in market value of voting securities of Wm. Wrigley Jr. Company (the "Company"), including the Proponent's proposal for action at the Company's forthcoming annual meeting and the statement of the Proponent in support thereof (collectively, the "Proposal").

2. This statement setting forth the reasons why the Proposal may properly be omitted from the Company's proxy statement (the "Proxy Statement") for the 2007 annual meeting of stockholders of the Company (the "2007 Annual Meeting").

We wish to inform the Division of Corporation Finance (and by copy of this letter, the Proponent) of the intended omission and to explain the reasons for the Company's position.

I. The Proposal

The Proponent has requested that the following Proposal be included in the Proxy Statement pertaining to the 2007 Annual Meeting (the "2007 Proxy Statement"):

> I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.000 or more in Wm. F. Wrigley Jr. Company stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after

> any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

II. Summary

As discussed more fully below, the Company believes that it may properly omit the Proposal from the 2007 Proxy Statement pursuant to Rule 14a-8(h)(3) as the Proponent, or a qualified representative of the Proponent, failed to attend the 2005 annual meeting of stockholders of the Company (the "2005 Annual Meeting") after having submitted a stockholder proposal which was included in the Company's Proxy Statement for the 2005 Annual Meeting. In addition, the Proponent failed to submit the Proposal prior to the deadline for stockholder proposals calculated in accordance with Rule 14a-8(e) and as set forth in the Company's Proxy Statement pertaining to the 2006 annual meeting of stockholders (the "2006 Annual Meeting").

III. The Proposal may be omitted pursuant to Rule 14a-8(h)(3) because the Proponent or a qualified representative failed to attend the 2005 Annual Meeting to present a proposal.

A proponent of a stockholder proposal is required by Rule 14a-8(h)(1) to attend the stockholder meeting to present the proposal, or alternatively, to send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) states that if the proponent (or his or her qualified representative) fails to appear and present the proposal, without good cause, the company will be permitted to exclude all of the proponent's proposals from its proxy materials for any meeting held in the following two calendar years.

The Proponent submitted a proposal (the "2005 Proposal") for inclusion in the Company's proxy materials pertaining to the 2005 Annual Meeting (the "2005 Proxy Statement"). The 2005 Proposal was included as Proposal 4 in the 2005 Proxy Statement ("Proposal 4"). The Proponent failed to attend, and did not send a qualified representative to, the 2005 Annual Meeting to present the 2005 Proposal. The Proponent did not have "good cause" for not attending or being represented by a qualified representative at the 2005 Annual Meeting.

The Proponent then submitted a proposal (concerning the same matter as the Proposal) (the "2006 Proposal") for inclusion in the Proxy Statement pertaining to the 2006 Annual Meeting (the "2006 Proxy Statement"). On October 11, 2005, the Company submitted a letter to the Office of Chief Counsel of the Division of Corporation Finance (the "Division") informing it that the Company intended to exclude the 2006 Proposal from the 2006 Proxy Statement on the grounds that the Proponent failed to attend the 2005 Annual Meeting.

In response, the Company received a letter of the Division dated November 21, 2005, a copy of which is attached hereto as Exhibit B (the "Staff Letter"), notifying the Company that the Division would not recommend enforcement action if the Company excluded the 2006 Proposal from the 2006 Proxy Statement and that the response of the Division was applicable to proposals submitted by the Proponent with respect to any shareholder meetings held during calendar year 2006 and 2007. The Company omitted the 2006 Proposal from the 2006 Proxy Statement. For your reference, a copy of the 2006 Proposal, the 2005 Proposal and Proposal 4 are attached as exhibits to the Staff Letter.

On November 3, 2006, the Company received the Proposal and a request by the Proponent that the Proposal be included in the 2007 Proxy Statement. The 2007 Annual Meeting is scheduled to be held during the 2007 calendar year. Consequently, in accordance with Rule 14a-8(h)(3) and the Staff Letter, the Company believes that the Proposal may be excluded from the 2007 Proxy Statement.

IV. The Proposal may be omitted pursuant to Rule 14a-8(e) because the Proposal was not submitted in a timely manner.

The Proposal may also be omitted from the Company's 2007 Proxy Statement because it was not received on or before the deadline for the submission of stockholder proposals calculated in accordance with Rule 14a-8(e), as stated in the Company's 2006 Proxy Statement.

In accordance with Rule 14a-8(e), shareholder proposals must be received at a company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Rule 14a-8(f) provides that the failure of a shareholder to submit a shareholder proposal by the properly calculated deadline is a defect which cannot be remedied. The Division has consistently construed Rule 14a-8(e) as providing that untimely shareholder proposals may be excluded from a company's proxy materials. *See, e.g.*, Torotel, Inc. (November 1, 2006); Dell, Inc. (April 13, 2006).

The Company's 2006 Proxy Statement, which was released to stockholders on February 16, 2006, provided "if any stockholder intends to present a proposal to be considered for inclusion in the Company's proxy material in connection with the 2007 Annual Meeting of Stockholders, the proposal must be...received by the Secretary of the Company on or before

October 19, 2006." The Proposal was dated October 29, 2006 and post-marked October 30, 2006. The Proposal was not received at the Company's principal executive offices until November 3, 2006. Thus, the Proposal was not submitted within the timeframe calculated in accordance with Rule 14a-8(e) and may be excluded from the 2007 Proxy Statement.

V. Conclusion

For the foregoing reasons, the Company believes that the Proposal may be excluded in its entirety from the 2007 Proxy Statement. The Company respectfully requests a determination by the Division of Corporation Finance that it will not recommend enforcement action to the Securities and Exchange Commission if the Company excludes the Proposal from the 2007 Proxy Statement. If you have any questions or need any additional information, please contact the undersigned at (312) 644-2121.

Sincerely,



Howard Malovany
Vice President, Secretary and General Counsel

HM/RV/eaa
Attachments

cc: Mr. Robert D. Morse (w/Attachments)

EXHIBIT A

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

October 28, 2006

Office of The Secretary
Wm. F. Wrigley Jr. Company
410 North Michigan Ave.
Chicago, IL 60611

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2007 Proxy Material I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I can be expected to attend or be represented at the meeting by an alternate selection.

Encl.: Proposal and Reasons
Rhymes for stress relief.
Not part of the presentation.

Sincerely,

Robert D. Morse
Robert D. Morse

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Wm. F. Wrigley Jr. Company stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such.
This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors., a fine decision for shareowners !

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Robert D. Morse

Robert D. Morse

INFORMATION

Since December 25, 2003, Mrs. Morse returned from Deborah Hospital, Browns Mills, NJ. after receiving a stent implant.

My presence to take diabetes tests, look after medicines prescribed by 3 physicians, and to prepare MOST meals has been required. Therefore, since that time, I have been unavailable to attend shareholder meetings, as required by restrictive S.E.C. Rules Reasons for exceptions are not published after requesting copies: "Each judged on its merits"; "necessity to appear to answer any questions" is –unnecessary- as I am available for contact beforehand and most controlling votes are already tendered

Names of persons to act as alternates are not available, and those published whom are also presenting proposals have their own agenda, and rarely respond to requests to present mine.

"Plurality" voting is restrictive of shareowner's rights, and was only contrived for purpose of electing Directors submitted by Management, and one vote "for" constitutes a win for that person. Ford Motor and ExxonMobil have reverted to majority voting.

Application will still be made to approve printing if non-attendance and subjects claimed to be in error to disallow printing proposal. I will make needed adjustments.

Also applicable to my wife's, Mary's, proposals.

Sincerely,

Robert D. Morse

These rhymes are for stress relief.
Not a part of the presentation.

APPLAUSE

Do you ever consider giving applause,
For an actor or speaker, because,
They may have pleased you for a cause ?
Try to be first to begin an accolade,
You might be considered one sharp blade !

WRONG WAY—DUMB WAY

"There's more than one way to skin a cat",
About "ways", I have three to do that.
Doing it right is relatively easy,
Doing it wrong is somewhat sleazy.
While doing the dumb way can be ducky,
If the end result is just plain lucky.

SOLICITOUS

Solicitous means "Concern for us",
Usually when we are hurt and fuss.
However, English words have another meaning,
My interpretation has that leaning.
If you say: "Solicitous in a way that's slurred,
"So listen to Us" can be inferred.

HOW OLD ?

Occasionally someone asks: "How old are you ?",
Not realizing it's not the thing to do.
My answer being: " I can't very well answer that",
"Since I'm not yet OLD !", in nothing flat.
My reply leaves them somewhat aghast,
As they learn once more to never ask !

TIMELYNESS

There is an old saying:
"Better late than never",
And I admit it is quite clever.
Opposite this is one time worn:
"Take the bull by the horn".
The second of these is one I apply,
Since I am a watchdog, on the sly.
Mother early on said: "Learn to move",
So I still enjoy being "In the groove"
Robert Dennis Morse



Mr. Robert Morse
212 Highland Ave
Moorestown, NJ 08057

SOUTH JERSEY NJ 080
30 OCT 2006 PM 1 L


USA
HANK GREENBERG

Office of The Secretary
Wm. F. Wrigley, Jr. Co.
410 North Michigan Ave.
Chicago, IL 60611

60611+4287



EXHIBIT B



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

November 21, 2005

Howard Malovany
Vice President, Secretary and General Counsel
Wm. Wrigley Jr. Company
Wrigley Building
410 N. Michigan Avenue
Chicago, IL 60611

Re: Wm. Wrigley Jr. Company
Incoming letter dated October 11, 2005

Dear Mr. Malovany:

This is in response to your letter dated October 11, 2005 concerning the shareholder proposal submitted to Wm. Wrigley by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

Wm. **WRIGLEY** *Jr. Company*
WRIGLEY BUILDING • 410 N. MICHIGAN AVENUE
CHICAGO, ILLINOIS 60611

Telephone: 644-2121
Area Code 312

RECEIVED
2005 OCT 14 AM 10: 51
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

October 11, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Wm. Wrigley Jr. Company Omission of
Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby enclose six copies of the following:

1. A letter dated August 15, 2005 from Robert D. Morse (the "Proponent"), the beneficial owner of at least $2,000 in market value of voting securities of Wm. Wrigley Jr. Company (the "Company"), including the Proponent's proposal for action at the Company's forthcoming annual meeting and the statement of the Proponent in support thereof (collectively, the "Proposal").

2. This statement setting forth the reason why the Proposal may properly be omitted from the Company's proxy statement (the "Proxy Statement") for the 2006 annual meeting of stockholders (the "2006 Meeting") pursuant to Rule 14a-8(h)(3).

We wish to inform you (and, by copy of this letter, the Proponent) of the intended omission and to explain the reasons for the Company's position.

I. The Proposal

The Proponent has requested that the following Proposal being included in the Proxy Statement:

> I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Like wise, no severance contracts are to be made.

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

II. Summary

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Company's Proxy Statement pursuant to Rule 14a-8(h)(3) as the Proponent, or a qualified representative of the Proponent, failed to attend the Company's 2005 annual meeting of stockholders (the "2005 Meeting") to present his proposal.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(h)(3) Because the Proponent or a Qualified Representative Failed to Attend the 2005 Stockholder Meeting to Present a Proposal

A proponent of a stockholder proposal is required by Rule 14a-8(h)(1) to attend the stockholder meeting to present the proposal, or alternatively, to send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) states that if the proponent (or his or her qualified representative) fails to appear and present the proposal, without good cause, the company will be permitted to exclude all of the proponent's proposals from its proxy materials for any meeting held in the following two calendar years.

The Proponent submitted a proposal on a different matter (the "2005 Proposal"), a copy of which is attached hereto as Exhibit B, for inclusion in the Company's proxy materials in conjunction with the 2005 Meeting. The 2005 Proposal was included as Proposal 4, a copy of which is attached hereto as Exhibit C, in the Company's definitive proxy materials for the 2005 Meeting. The Proponent failed to attend the 2005 Meeting to present the 2005 Proposal and did not send a qualified representative to present the 2005 Proposal on his behalf. In correspondence accompanying the 2005 Proposal, the Proponent stated:

> I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

The Company does not believe that Proponent's statement constitutes "good cause" for failing to appear personally or be represented at the 2005 Meeting. The Company notes that the Proponent has made similar arguments in the past in circumstances where registrants have sought to exclude his proposals on Rule 14a-8(h)(3) grounds. The Staff has consistently rejected the Proponent's arguments and allowed exclusion. *See, e.g.*, Merck & Co., Inc. (December 14, 2004); Exxon Mobil Corp. (November 4, 2004); NCR Corp. (January 2, 2003); Wm. Wrigley Jr. Co. (November 20, 2002); Mattel, Inc. (March 22, 2002).

Based on the foregoing, the Company believes that the Proposal and any other proposal submitted by the Proponent may be excluded from the Company's proxy materials for any meeting held within two calendar years of March 8, 2005.

IV. Conclusion

Based on the foregoing, the Company believes the Proposal may be excluded in its entirety from the Company's Proxy Statement for the 2006 Annual Meeting. The Company seeks a determination by the staff of the Division of Corporation Finance that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its proxy materials. If you have any questions or need additional information, please contact the undersigned at (312) 644-2121.

Sincerely,

Wm. Wrigley Jr. Company



By: ______________________
Name: Howard Malovany
Title: Vice President, Secretary and General Counsel

cc: Robert D. Morse

AUG 25 2005

212 Highland Ave.
Moorestown, NJ 08057-1717
Ph: 856 235 1711
August 15, 2005

Exhibit A

Office of The Secretary
Wm. F. Wrigley, Jr. Co.
410 North Michigan Ave.
Chicago, IL 60611

Dear Secretary:

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Wm. F. Wrigley, Jr. Company stock for over one year, wish to present a proposal to be printed in the Year 2006 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Like wise, no severance contracts are to be made.

REASONING:

If a person becomes unsatisfactory or unnecessary, it is not a necessity that they be paid to leave. It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Msnsement's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. It,This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take a closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as
far back as 1998. The above actions are commendable.

---End of Proposal---

PS: I have all the copies of "Rules" I need. Recall the 26 pages "National Paperwork Recovery Act" ?

Sincerely,
Robert D. Morse.



Exhibit B

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of the Secretary
Wm. F. Wrigley Jr. Company
410 North Michigan Avenue
Chicago, IL 60611

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse



Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of The Secretary
Wm. F/ Wrigley, Jr. Co.
410 North Michigan Ave.
Chicago, IL 60611

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse



Exhibit C

PROPOSAL 4

Stockholder Proposal

Robert D. Morse, 212 Highland Avenue, Moorestown, New Jersey 08057-2717, owner of record of 600 shares of the Company's Common Stock, has submitted a letter to the Company requesting the following proposal be included in this proxy material and be voted on by the stockholders:

Stockholder Proposal and Supporting Statement

"I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

"REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against" when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

"You are denied "The Right of Dissent" a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of Exxon Mobile Corp. gained $28 million as a result of the process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation? These are YOUR assets being diverted for mostly Management's gain.

"Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

"By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good life style, not an exorbitant one that they desire.

"Thank you All for accepting this good advice for the proper conduct of the Company.

Robert D. Morse"

Board of Directors' Statement in Opposition

From the fashion the proposal is presented it may not be entirely clear what is intended but, based on his prior proposals, we believe it is apparent that Mr. Morse is again requesting that the Company's proxy cards distributed to stockholders in connection with annual meetings be changed so that the word "Against" is substituted for the word "Withhold" in relation to voting on the election of Directors.

For many years the Company's proxy cards have provided that stockholders can either (i) vote "For" all nominees (except any nominee(s) that the stockholder may specifically identify in the provided space) or (ii) "Withhold" authority to vote for all nominees. This format is consistent with the General Corporation law of the State of Delaware and the form of proxy card used by many publicly traded companies. It also complies with the regulations of the Securities and Exchange Commission which provide that stockholders be given the opportunity to vote "For" directors or to have their shares withheld from voting. Furthermore, and contrary to Mr. Morse's assertions, votes withheld do have the same effect as a vote "Against" the Directors. This has been noted in all previous proxy statements and is noted on page 3 of this Proxy Statement under the caption "How are votes withheld, abstentions and broker non-votes treated?"

The Board believes the voting procedure is clearly stated in the Company's proxy card and proxy statement, is in conformance with common practice and with state and federal laws, provides stockholders with a full range of voting choices, and that it is totally unnecessary to make any change to the Company's proxy card.

Your Board Recommends That Stockholders Vote *AGAINST* Proposal 4

EXECUTIVE COMPENSATION

Report of the Compensation Committee

The Compensation Committee provides stewardship over the Company's compensation and benefit programs, including responsibilities related to the compensation of executives to ensure consistency with the Company's compensation philosophy. The Committee's Chairman reports the Committee's recommendations and actions to the full Board. Independent Advisors and the Company's People, Learning & Development Department (Human Resources) support the Committee in its duties and, along with the CEO, may be delegated authority to fulfill certain administrative duties regarding the compensation programs. The Committee has the authority to retain and terminate advisors, consultants and agents to assist in the fulfillment of the Committee's responsibilities.

The Committee has, among other duties, responsibility for:

- establishing, implementing and continually monitoring adherence with the Committee's total compensation philosophy
- assuring that total compensation paid to executive officers is fair, reasonable and competitive
- establishing the base salary, incentive compensation and any other compensation of the Company's Chairman of the Board, President and Chief Executive Officer and reviewing and approving the Chairman of the Board's and Chief Executive Officer's recommendations for the compensation of certain executive officers reporting to the Chief Executive Officer and Chief Operating Officer
- determining annually whether or not an Executive Incentive Compensation Program should be established for the succeeding year
- setting and administering the terms and policies of the Company's Management Incentive Plan ("MIP") and the programs thereunder, i.e., the Executive Incentive Compensation Program, Stock Award Program, Stock Option Program and Long-Term Stock Grant Program, and
- monitoring the Company's management incentive and stock-based compensation, retirement and welfare based plans, discharging the duties imposed on the Committee by the terms of those plans, and recommending to the Board for its approval matters related to the approval of new or amended plans.

Compensation Philosophy

The Committee's compensation philosophy is based on the:

- recognition that the Company operates in a competitive environment and that both performance and compensation should be evaluated to ensure the Company remains competitive and maintains its ability to attract and retain superior key employees

AUG 25 2005

212 Highland Ave.
Moorestown, NJ 08057-1717
Ph: 856 235 1711
August 15, 2005

Office of The Secretary
Wm. F. Wrigley, Jr. Co.
410 North Michigan Ave.
Chicago, IL 60611

Dear Secretary:

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Wm. F. Wrigley, Jr. Company stock for over one year, wish to present a proposal to be printed in the Year 2006 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Like wise, no severance contracts are to be made.

REASONING:

If a person becomes unsatisfactory or unnecessary, it is not a necessity that they be paid to leave. It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Msnsement's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. It.This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take a closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as
far back as 1998. The above actions are commendable.

---End of Proposal---

PS: I have all the copies of "Rules" I need. Recall the 26 pares "National Paperwork Recovery Act"?

Sincerely,
Robert D. Morse.
Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wm. Wrigley Jr. Company
Incoming letter dated October 11, 2005

The proposal relates to compensation.

There appears to be some basis for your view that Wm. Wrigley may exclude the proposal under rule 14a-8(h)(3). We note your representation that Wm. Wrigley included the proponent's proposal in its proxy statement for its 2005 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Wm. Wrigley omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Wm. Wrigley by the same proponent with respect to any shareholder meetings held during calendar year 2006 and calendar year 2007.

Sincerely,



Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 5, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wm. Wrigley Jr. Company
Incoming letter dated November 16, 2006

The proposal relates to compensation.

There appears to be some basis for your view that Wm. Wrigley may exclude the proposal under rule 14a-8(h)(3). We note your representation that Wm. Wrigley included the proponent's proposal in its proxy statement for its 2005 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Wm. Wrigley omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wm. Wrigley relies.

Sincerely,



Ted Yu
Special Counsel